Exhibit 99.1

NOT FOR DISSEMINATION IN THE UNITED STATES. FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAW.

PRESS RELEASE

CRESCENT POINT ANNOUNCES INCREASED CAPITAL EXPENDITURES OF CDN$600 MILLION IN 2016 AND 2017, UPWARDLY REVISED GUIDANCE AND A CDN$650 MILLION BOUGHT DEAL FINANCING
September 8, 2016 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX and NYSE: CPG) announced today that it has entered into an agreement, on a bought deal basis, to sell 33.7 million common shares at $19.30 per share to raise gross proceeds of approximately CDN$650 million (the “Offering”). The net proceeds will be used to fund incremental growth capital expenditures during 2016 and 2017 and to reduce bank indebtedness. The Offering is subject to normal regulatory approvals and is expected to close on or about September 20, 2016.
Crescent Point has also granted the underwriters an over-allotment option to purchase, on the same terms, up to an additional 5,055,000 common shares. This option is exercisable, in whole or in part, by the underwriters at any time until 30 days after closing of the Offering. The maximum gross proceeds raised under the Offering, and the full exercise of the option, will be approximately CDN$748 million.
“This financing allows us to accelerate our drilling program across our portfolio, including our emerging Uinta and Flat Lake resource plays, which are continuing to demonstrate strong results,” said Scott Saxberg, president and CEO of Crescent Point. “We have been very successful at reducing our cost structure during this commodity price downturn and have a large drilling inventory that is highly economic at US $45 WTI. This is the first phase of a strong organic growth plan.”
For 2016, Crescent Point is increasing its fourth quarter capital budget by $150 million, resulting in budgeted annual capital expenditures of $1.1 billion and upward revised annual average production guidance of 167,000 boe/d. This additional fourth quarter capital is expected to add incremental production volumes in early 2017 and further improve the Company’s growth plans. This updated guidance compares to the Company’s previously announced capital budget of $950 million and annual average production guidance of 165,000 boe/d.
The Company’s preliminary 2017 budget of $1.4 billion includes $450 million of incremental growth capital above its sustaining capital budget of $950 million. This is expected to result in 2017 exit production of approximately 175,000 boe/d to 177,000 boe/d, or an annual growth rate of approximately five to eight percent. Crescent Point plans to finalize its 2017 budget in late fourth quarter 2016 or early January 2017.
“We have continued to advance each of our resource plays throughout 2016,” said Saxberg. “We successfully added new drilling locations and generated strong production results from previously untested geologic zones. Our most recent Castle Peak horizontal well in the Uinta Basin, for example, is expected to generate a payout of less than two years with a 30-day initial production rate of approximately 600 bopd at a cost of approximately US $5 million.”
Crescent Point’s increased 2016 and 2017 capital budget will allow the Company to maintain its current 20 rig drilling program over the next 12 to 18 months, excluding spring break-up. Crescent Point’s revised drilling budget also includes an additional rig in Flat Lake as well as one rig that is expected to be continually active throughout the Uinta Basin.
“This preliminary 2017 budget of $1.4 billion compares to our development capital expenditures of $2.1 billion during 2014,” said Saxberg. “This is the first phase of a strong organic growth plan that further positions us to increase capital as long-term WTI prices improve above US $45.”
This Offering will help Crescent Point preserve its strong financial position as it pursues its capital expenditures programs under the present low commodity price environment.

2016 GUIDANCE
The Company’s upwardly revised guidance for 2016 is as follows:
Production	Prior	Revised
Oil and NGL (bbls/d)	148,000	149,500
Natural gas (mcf/d)	102,000	105,000
Total (boe/d)	165,000	167,000
Capital expenditures (1)
Drilling and completions ($ millions)	812	940
Facilities and seismic ($ millions)	138	160
Total ($ millions)	950	1,100
(1) The projection of capital expenditures excludes property and land acquisitions, which are separately considered and evaluated.
The Offering is being made through a syndicate of underwriters led by BMO Capital Markets, and includes CIBC Capital Markets, RBC Capital Markets, Scotia Capital Inc., TD Securities Inc., FirstEnergy Capital Corp., National Bank Financial Inc., Peters & Co. Limited., Macquarie Capital Markets Canada Ltd., AltaCorp Capital Inc., GMP Securities L.P., Canaccord Genuity Corp., Citigroup Global Markets Canada Inc., Desjardins Securities Inc., Mitsubishi UFJ Securities Canada and Wells Fargo Securities Canada, Ltd.
The common shares offered under the Offering will be offered in all provinces of Canada by way of a prospectus supplement to the base shelf prospectus of Crescent Point dated July 20, 2015. The Offering will also be offered for sale only to Qualified Institutional Buyers in the United States, pursuant to an exemption from the registration requirement provided by Section 4(a)(2) of the United States Securities Act of 1933, as amended (the U.S. Securities Act”) and Rule 506(b) thereunder and corresponding exemptions from registration under state securities laws. A copy of the base shelf prospectus dated July 20, 2015 is available, and a copy of the prospectus supplement will be available, on SEDAR (www.sedar.com). The base shelf prospectus and the prospectus supplement contain important information about the securities being offered and investors should read such documents before making an investment decision.
No securities regulatory authority has either approved or disapproved of the contents of this news release. This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States or to, or for the account of benefit of, any U.S. persons (as defined in Regulation S under the U.S. Securities Act) absent registration or an exemption from registration. The Corporation has not registered and will not register the Common Shares under the US Securities Act of 1933, as amended. The Corporation does not intend to engage in a public offering of Common Shares in the United States.
FORWARD-LOOKING STATEMENTS
Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “intend”, “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate”, “well-positioned” and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining to the following: the anticipated closing of the Offering; the use of proceeds from the Offering; Crescent Point's upwardly revised production and capital expenditures guidance; Crescent Point’s 2016 and 2017 capital and drilling programs; expected paybacks, initial production rates and cost for Crescent Point’s most recent Castle Peak horizontal well; Crescent Point’s expectation that its 2017 budget will be finalized in late fourth quarter 2016 or early January 2017; expected organic growth as prices improve; and Crescent Point’s ability to preserve its financial position and capital expenditures programs. Crescent Point has provided these statements in reliance on certain assumptions that Crescent Point believes are reasonable at this time, including assumptions as to the time necessary to satisfy the conditions to the closing of the Offering. This timing may change for a number of reasons, including any unforeseen need for additional time to satisfy the conditions to the completion of the Offering. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release concerning this timing. Readers are cautioned that the foregoing list of factors is not exhaustive.

All forward-looking statements are based on Crescent Point’s beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this press release should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company’s Annual Information Form for the year ended December 31, 2015 under “Risk Factors” and our Management’s Discussion and Analysis for the year ended December 31, 2015, under the headings “Risk Factors” and “Forward-Looking Information” and for the quarter ended June 30, 2016 under “Derivatives”, “Reclamation Fund”, “Liquidity and Capital Resources”, “Changes in Accounting Policy” and “Outlook”. The material assumptions are disclosed in Management’s Discussion and Analysis for the year ended December 31, 2015, under the headings “Marketing and Prices”, “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates”,  “Changes in Accounting Policies”, “Risk Factors” and “Outlook” and are disclosed in Management’s Discussion and Analysis for the quarter ended June 30, 2016 under the headings “Derivatives”, “Reclamation Fund”, “Liquidity and Capital Resources”, “Changes in Accounting Policy” and “Outlook”.

Additional information on these and other factors that could affect Crescent Point’s operations or financial results are included in Crescent Point’s reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company’s behalf are expressly qualified in their entirety by these cautionary statements.
CRESCENT POINT ENERGY CORP.
Scott Saxberg,
President and Chief Executive Officer
FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:
Ken Lamont, Chief Financial Officer, or Trent Stangl, Vice President, Marketing and Investor Relations.
Telephone: (403) 693-0020	Toll-free (US & Canada): 888-693-0020
Fax: (403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange, both under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1